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August 2, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Peggy Fisher
            Assistant Director

Re:  NEN Life Sciences, Inc. Form S-1 (File No. 333-34258)

Ladies and Gentlemen:

     NEN Life Sciences, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-34258), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement in connection with the Company's recent acquisition by PerkinElmer, Inc. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawal upon request of the Registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 431-4273 or David E. Redlick, Esq. at (617) 526-6434.

Sincerely,

/s/ Terrance L. Carlson

Terrance L. Carlson
President